

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 13, 2017

Charles L. McLawhorn, III
Vice President, General Counsel & Secretary
Mid-Con Energy Partners, LP
2431 East 61st Street, Suite 850
Tulsa, OK 74136

> Re: **Mid-Con Energy Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-35374**

Dear Mr. McLawhorn:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

 Sincerely,

 /s/ Loan Lauren P. Nguyen *for*

 H. Roger Schwall
 Assistant Director
 Office of Natural Resources